

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Kaihong Lin
Chief Financial Officer
Fortune Valley Treasures, Inc.
13th Floor, Building B1, Wisdom Plaza
Qiaoxiang Road, Nanshan District
Shenzhen, Guangdong, China 518000

> **Re: Fortune Valley Treasures, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed April 26, 2021**
> **File No. 0-55555**

Dear Kaihong Lin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services